Mail Stop 4561

March 5, 2008

Bruce Newman
Chief Executive Officer
Protocall Technologies Incorporated
47 Mall Drive
Commack, NY 11725-5717

Re: **Protocall Technologies Incorporated**
        Preliminary Information Statement on Schedule 14C
        Filed on February 25, 2008
        File No. 0-51111

Dear Mr. Newman:

We have limited review of the above-referenced filing to the matters identified below and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Introduction

1. We note your disclosure on page 1 that the company is seeking to increase the aggregate number of authorized shares of common stock "pursuant to agreements [you] entered into in connection with a previous financing." Please include in the information statement all of the information called for by Item 11 of Schedule 14A with respect to the financing transaction to which you refer, as well as a description of the provision(s) obligating you to increase the company's authorized shares, because the approval of the increase in authorized shares is in

       effect an approval of the financing transaction. See Note A to Schedule 14A, applicable to you by operation of Item1 of Schedule 14C.

2. You state on pages 1 and 3 that "absent any unforeseen circumstances," you have no "present intention to actually issue the number of shares being authorized." Please clarify whether any of the additional shares resulting from the increase in authorized shares will be reserved for issuance in connection with the financing agreements you reference. To the extent you have no current plans to issue any of the additional shares, please revise your statement to state unambiguously that you have no present plans, proposals or arrangements to issue the additional shares.

3. Refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

General effect of the proposed amendment and reasons for approval, page 3

4. Please clarify your disclosure regarding the availability of authorized shares of common stock. To this end, consider providing a table identifying (a) the number of shares issued and outstanding; (b) the number of shares authorized and reserved, identifying each purpose for which shares are being reserved; and (c) the number shares authorized and unreserved.

Reasons we used stockholder consent as opposed to solicitation of stockholder approval via proxy statement and special meeting, page 4

5. We note your disclosure on page 4 that it would have been "detrimental to [y]our ability to complete the amendment to solicit stockholder approval through the use of a proxy statement because of the significant delay…." Please expand the disclosure to explain why a delay of the type you reference would be detrimental to you given your disclosure that you have no present intention to issue the additional shares.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or, in her absence, to me at (202) 551-3503. If you require further assistance, please contact Mark Shuman, Branch Chief – Legal, at (202) 551-3462.

Sincerely,

David Orlic
Special Counsel